Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 11, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories enters into exclusive partnership with HK inno.N Corporation to commercialise novel molecule Tegoprazan in India & select Emerging Markets”

This is for your information.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Laboratories enters into exclusive partnership with HK inno.N Corporation to commercialise novel molecule Tegoprazan in India & select Emerging Markets

•	Tegoprazan is a novel patented molecule indicated for gastrointestinal diseases

•	Licensing deal is in line with Dr. Reddy’s stated ambition to meet unmet medical needs through innovative products and services

•	Multi-country deal for a novel molecule in the key focus area of gastroenterology in India & select Emerging Markets, thereby deepening Dr. Reddy’s portfolio in the segment

•	Collaboration to leverage well-established commercial strengths and growth ambition of Dr. Reddy’s in these key growth markets

Hyderabad, INDIA; 11 May 2022: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) today announced that it has entered into an exclusive partnership with South Korea-based HK inno.N Corporation (KOSDAQ: 195940), for the supply and commercialisation of HK inno.N Corporation’s patented novel molecule Tegoprazan for gastrointestinal diseases in India and six key Emerging Markets.

HK inno.N Corporation’s Tegoprazan, a molecule containing novel potassium-competitive acid blockers (P-CABs), is an innovative potent and highly selective inhibitor of gastric H+/K+-ATPase that will provide a new option for the treatment of gastric acid-related and motility-impaired diseases such as Erosive/Non-erosive Gastroesophageal Reflux Disease (GERD / NERD), Gastric and Duodenal ulcers, Nonsteroidal anti-inflammatory drug-mediated ulcers, and Helicobacter pylori eradication. Tegoprazan induces fast onset of action and can control gastric pH for a prolonged period, potentially offering significant clinical benefit in acid-related disorders. Tegoprazan is already approved in South Korea and China, and is under registration and clinical development in several countries globally, including USA.

Under this partnership, HK inno.N Corporation will be responsible for the manufacture and supply of Tegoprazan, while Dr. Reddy’s will be responsible for local clinical development, registration, marketing and sales in the licensed territories. The agreement grants Dr. Reddy’s the exclusive rights to develop and commercialise Tegoprazan under its own trademark in these markets for 10 years from the first commercial launch. HK inno.N Corporation will receive an upfront licensing fee, and will be eligible for potential regulatory milestone payments and royalties on net product sales.

CONTACT
DR. REDDY'S LABORATORIES LTD	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s, said: “Our partnership with HK inno.N Corporation brings their expertise in novel P-CABs together with our well-established commercial strengths and growth ambition in India and key emerging markets. Gastroenterology has been a key focus area for us. This collaboration is a multi-country deal for a novel molecule that addresses unmet needs in India and emerging markets as we continue our commitment to patients and our innovation agenda in keeping with our purpose of Good Health Can’t Wait.”

Dal-Won Kwak, CEO, HK inno.N Corporation , said: “We are pleased to partner with Dr. Reddy’s for key Emerging Markets. The commercial strengths of Dr. Reddy’s makes it the ideal partner to commercialise our novel molecule Tegoprazan in these territories. With this collaboration, we look forward to further strengthening the value of our innovation in global markets.”

About Dr. Reddy's: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com.

About HK inno.N Corporation: HK inno.N (KOSDAQ: 195940) is a public South Korean pharmaceutical company that develops, manufactures, and commercializes pharmaceuticals for both the domestic and international markets. HK inno.N’s key businesses are in the areas of prescription drugs, health supplements and beauty products. Since its establishment in 1984, through exports and global alliances, the company is growing into an international pharmaceutical firm. Drawing on the company’s experience and knowhow in developing novel drugs, inno.N succeeded in launching new GERD treatment ‘K-CAB’, the 30th novel drug to be developed and registered in Korea, to great acclaim. For more information: https://www.inno-n.com/eng.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management's current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers', products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.